SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended November, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

8 November 2011

BP p.l.c.
Third quarter interim dividend for 2011
Scrip Dividend Programme

On 25 October 2011, the Directors of BP p.l.c. announced that the interim dividend for the third quarter 2011 would be US$0.07 per ordinary share (US$0.42 per ADS). This interim dividend is to be paid on 19 December 2011 to shareholders on the share register on 4 November 2011. The dividend is payable in cash in sterling to holders of ordinary shares and in US dollars to holders of ADSs. A scrip dividend alternative will be made available for this dividend allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs.

The 'Reference Share Price' for the issue of new ordinary shares under the scrip dividend alternative is:

US$ 7.257 for each new ordinary share.

For holders of ordinary shares this is equivalent to 1 new share for approximately every 103.671 shares held prior to the ex-dividend date of 2 November 2011.

The Reference Share Price is the average of the US dollar equivalent of the closing mid price quotation for a BP ordinary share on the London Stock Exchange Daily Official List for the four consecutive dealing days beginning on the ex-dividend date of 2 November 2011. The US dollar equivalent price each day is calculated from the sterling closing mid price using the exchange rate published by the Bank of England at 4pm each day.

The 'Reference ADS Price' for the issue of new ADSs under the scrip dividend alternative is:

US$ 44.245 for each new ADS.

For holders of ADSs this is equivalent to 1 new ADS for approximately every 105.345 ADSs held prior to the ex-dividend date of 2 November 2011.

The Reference ADS Price is calculated by multiplying the Reference Share Price by six (as there are six ordinary shares underlying each ADS) and adjusting for stamp duty reserve tax (1.5%) and the fee payable to the Depositary under the ADS Deposit Agreement ($0.05 per ADS).

Dividends payable in cash in sterling on 19 December 2011 will be converted from US dollars at the average of the market exchange rates for the four dealing days from 29 November 2011 to 2 December 2011. The sterling cash dividend will be announced to the London Stock Exchange on 5 December 2011.

The latest date for receipt of elections to participate in the Scrip Dividend Programme for this interim dividend is 28 November 2011. Shareholders must return their mandate form or otherwise input their CREST elections, to be received by BP's Registrars, Equiniti, by 4.30 pm (London time) on 28 November 2011, and ADS holders must return their election form to the Depositary, JPMorgan Chase Bank, by 5.00 pm (New York time) on that date. Elections received after this deadline will apply to subsequent dividends only. Unless revoked by you, your scrip dividend election will apply for all future dividends for which a scrip dividend is offered.

Details of the third quarter dividend and timetable are available at www.bp.com/dividends and details of the Scrip Dividend Programme are available at www.bp.com/scrip.

David Pearl
Deputy Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 8 November 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary